UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 20, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Information Contained in this Form 6-K Report

Indenture

On March 19, 2014 (the “Issue Date”), Global Ship Lease, Inc. (the “Company”) completed its previously announced private placement (the “Offering”) of $420.0 million aggregate principal amount of 10.000% first priority secured notes due 2019 (the “Notes”). In connection with the Offering, the Company also entered into a $40.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) on the Issue Date.

The Company used a portion of the net proceeds of the Offering to repay all outstanding borrowings under, and terminate, its existing credit facility, to terminate its existing interest rate swap agreements and to pay related fees and expenses. The Company intends to use the remaining net proceeds of the Offering for general corporate purposes.

The Notes were issued under an indenture, dated as of the Issue Date (the “Indenture”), among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent.

The description of the Indenture and the Notes contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of the Notes, which are filed herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Interest and Maturity

The Notes bear interest at 10.000% per annum and mature on April 1, 2019. Interest is payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014, to holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date.

Security

The Notes are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”) and certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (together with the Mortgaged Vessels, the “Initial Collateral”). In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral. As used herein, “Collateral” refers to the Initial Collateral and any such additional or substitute collateral.

The Collateral also secures on a first priority basis up to $40.0 million of indebtedness which may be incurred under the Revolving Credit Facility, which is described below.

Guarantees

As of the Issue Date, the Notes are fully and unconditionally guaranteed, jointly and severally, on a senior basis, by Global Ship Lease Services Limited (“GSL Limited”) and each of the Company’s 17 subsidiaries that own Mortgaged Vessels. In the future, the Notes will be guaranteed by the Company’s existing and future restricted subsidiaries in the circumstances provided in the Indenture.

Optional Redemption

The Company may redeem the Notes in whole or in part, at its option, at any time before April 1, 2016, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the Indenture. The Company may redeem the Notes in whole or in part, at its option, at any time on or after April 1, 2016, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	105.000%
2017	102.500%
2018	100.000%

In addition, at any time before April 1, 2016, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 110.000% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption.

Additional Amounts and Redemption for Changes in Withholding Taxes

Except as required by law, the Company will make payments on the Notes free of withholding or deduction for taxes. If withholding or deduction is required, the Company will, subject to certain customary exceptions, be required to pay additional amounts so that the net amounts holders of the Notes receive will equal the amount holders of the Notes would have received if withholding or deduction had not been imposed. If, as a result of a change in law, the Company is required to pay such additional amounts, the Company may redeem the Notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of certain change of control events, holders of the Notes will have the right to require the Company to repurchase some or all of their Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Proceeds of Asset Sales and Events of Loss

The Company will be obligated in certain instances to make offers to purchase outstanding Notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an Event of Loss with respect to Collateral. The purchase price of the Notes will be 102% of their principal amount plus accrued and unpaid interest, if any.

Excess Cash Flow

If the Company has at least $1.0 million of Excess Cash Flow (as defined in the Indenture) for each fiscal year, commencing in respect of the year ended December 31, 2014, the Company will be required to make an offer to repurchase a maximum principal amount of Notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes.

Certain Covenants

The Indenture contains covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of the Company’s properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

These covenants are subject to important exceptions and qualifications, which are provided in the Indenture.

Governing Law

The Indenture and the Notes will be governed by New York law.

Revolving Credit Facility

In connection with the Offering, the Company and GSL Limited, as initial borrowers, and together with each of the Company’s 17 subsidiaries that own Mortgaged Vessels, as initial guarantors, entered into a new credit agreement dated as of the Issue Date (the “Credit Agreement”), with Citibank, N.A., London Branch, as original lender, lead arranger and book-runner, Citibank International PLC, as facility agent and Deutsche Bank Trust Company Americas, as security agent, together with security and other agreements, which provide for a $40.0 million senior secured revolving credit facility.

The description of the Revolving Credit Facility contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

General

The Revolving Credit Facility provides for aggregate commitments of $40.0 million, which shall be reduced to $25.0 million if on any testing date, the Company’s debt service coverage ratio in respect of the preceding six months is less than 1:1. Debt service coverage will be tested on December 31, 2016, June 30, 2017 and December 31, 2017. Subject to customary conditions precedent, certain of the Company’s subsidiaries may borrow under the Revolving Credit Facility to finance (or refinance) the acquisition of vessels and may also borrow amounts not to exceed, at any time outstanding, $5.0 million for general corporate purposes. To the extent that borrowings under the Revolving Credit Facility are applied towards all or part of the acquisition cost (or the refinancing thereof) of a vessel, the Company will be required to pledge, on a first-priority basis, such vessel, together with certain other associated property, contract rights and bank accounts, and the capital stock of the applicable vessel-owning subsidiary, as additional Collateral securing the obligations under the Revolving Credit Facility and the Notes.

Interest Rate, Fees and Maturity

Borrowings under the Revolving Credit Facility will bear interest at LIBOR plus a margin of 3.25% per annum, payable quarterly in arrears or at the end of certain other interest payment periods.

In addition to paying interest on outstanding principal under the Revolving Credit Facility, the Company will be required to pay a quarterly commitment fee of 1.30% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The Company also will pay certain other customary fees.

The final maturity date of the Revolving Credit Facility will be October 1, 2018.

Mandatory Prepayments

The Revolving Credit Facility will require the Company to prepay outstanding loans, subject to certain exceptions, with the net cash proceeds of certain sales or other dispositions of Collateral or upon the occurrence of an event of loss with respect to Collateral and upon a change of control.

Voluntary Prepayments

The Company will be able to voluntarily prepay outstanding loans under the Revolving Credit Facility at any time, subject to certain notice requirements.

Guarantees and Security

Guarantees will be jointly and severally provided by the Company and the same subsidiaries guaranteeing the Notes. In addition, any subsidiaries who become borrowers under the Revolving Credit Facility will also provide a guarantee\. The Company’s obligations under the Revolving Credit Facility will be secured by first-priority security interests (subject to certain permitted liens) over the Collateral that will rank equal with the security interest of the Notes, subject to the right of the finance parties under the Revolving Credit Facility to receive the net proceeds of any foreclosure on the Collateral before the holders of the Notes.

Certain Covenants and Events of Default

The Company will be required to maintain minimum cash and cash equivalents in an amount ranging from $15.0 million to $20.0 million, as provided in the Credit Agreement.

In addition, the Revolving Credit Facility contains negative covenants that, among other things and subject to certain significant exceptions, limit the Company’s ability and the ability of its restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of the Company’s properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

The Credit Agreement also contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the Revolving Credit Facility and actions customarily permitted to be taken by a secured creditor. Amendments and waivers of the covenants described above or any other provisions which affect solely the Revolving Credit Facility will require the consent of lenders holding all or the majority of the commitments and loans under the Revolving Credit Facility.

Governing Law

The Credit Agreement will be governed by English law.

Intercreditor Agreement

In connection with the issuance of the Notes and the execution of the Indenture and the Credit Agreement, the Company and the guarantors entered into an intercreditor agreement with the security agent and the other parties thereto, that will govern, among other things, the relationships and relative priorities among the lenders under the Revolving Credit Facility and the holders of Notes. The intercreditor agreement is filed herewith as Exhibit 99.4, and is incorporated herein by reference.

Other Information

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 20, 2014	By:	/s/ Susan Cook
Susan Cook
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Indenture, dated as of March 19, 2014, among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent.

99.2	Form of Notes (included in Exhibit 99.1)

99.3	Credit Agreement, dated as of March 19, 2014, among the Company, Global Ship Lease Services Limited, the guarantors party thereto, Citibank N.A., London Branch, Citibank International plc and Deutsche Bank Trust Company Americas.

99.4	Intercreditor Agreement, dated as of March 19, 2014, among the Company, the parties listed on Part A of Schedule 5 thereto, Citibank N.A., London Branch, Deutsche Bank Trust Company Americas and the other parties from time to time party thereto.